* AB 9/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




10031930

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chain Bridge Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9302 Lee Highway, Suite 300
(No. and Street)

Fairfax (City) VA (State) 22031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John K. Curtis (703) – 273 – 9320
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name - *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Suite 400 (Address) Bethesda (City) Maryland (State) 20814-6224 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 9/3

OATH OR AFFIRMATION

I, John K. Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chain Bridge Securities, Inc., as of June 30, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Commonwealth of Virginia
Wendy L. Vadala - Notary Public

Signature

President

Title

Wendy L. Vadala Benvenge

Notary Public

Commissioned as: Wendy Vadala

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

STATEMENTS OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

CHAIN BRIDGE SECURITIES, INC.

JUNE 30, 2010 AND 2009

Chain Bridge Securities, Inc.

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Chain Bridge Securities, Inc.

We have audited the accompanying statements of financial condition of Chain Bridge Securities, Inc. (the Company) as of June 30, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Chain Bridge Securities, Inc. as of June 30, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
August 23, 2010

Chain Bridge Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2010 and 2009

ASSETS

	2010		2009	
CURRENT ASSETS				
Cash	$	8,820	$	20,150
Prepaid expenses		1,281		1,066
Deferred tax asset		18,374		16,046
	$	28,475	$	37,262

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010		2009	
STOCKHOLDER'S EQUITY				
Common stock, par value $1 per share; authorized 1,000 shares, issued and outstanding 500 shares	$	500	$	500
Additional paid-in capital		73,750		73,750
Accumulated deficit		(45,775)		(36,988)
	$	28,475	$	37,262

See notes to statements of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Chain Bridge Securities, Inc. (the Company) was formed in August 1985 in the Commonwealth of Virginia and is registered with the Securities and Exchange Commission (SEC) as a broker-dealer. The primary business of the Company is the sale of limited partnership interests in real estate ventures developed by a related party entity. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of partnership interests at the date of closing of each investment and all funds are released from escrow.

Income Taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company assesses the likelihood, based on their technical merit, that tax

positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses. For the year ended June 30, 2010, the Company did not incur any interest and penalties from taxing authorities. The federal income tax returns of the Company for 2007, 2008, and 2009 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

The net deferred tax assets and liabilities in the accompanying balance sheet included the following components:

Deferred tax assets	$	18,374
Deferred tax liabilities		-
Deferred tax valuation allowance		-
Net deferred tax asset	$	18,374

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Company placement fees are earned through a related entity, controlled by the sole stockholder of the Company. No placement fees were earned for the years ended June 30, 2010 and 2009. A majority of the Company's administrative functions are provided by a related entity at no cost to the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined by the Securities and Exchange Commission. The Company's net capital requirement under Rule 15c3-1 is $5,000. At June 30, 2010 the net capital as computed was $8,820 leaving capital in excess of the requirements in the amount of $3,820.

NOTE 4 - NET OPERATING LOSSES

As of June 30, 2009, the Company had generated approximately $76,000 in cumulative net operating loss carryforwards for federal income tax purposes which could be used to offset future taxable income. During the year ended June 30, 2010, the Company's net operating losses increased by approximately $11,000. If unused, the remaining losses, totaling approximately $87,000, will expire beginning in 2019 through 2027.

NOTE 5 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through August 23, 2010 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.